EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE American: ASM
TSX-V: ASM
November 8, 2017	FSE: GV6

Avino Reports Q3 2017 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce the consolidated financial results for the Company’s third quarter ended September 30, 2017. The financial statements and the management discussion and analysis can be viewed on the Company's web site at www.avino.com on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Effective January 1, 2017, the Company changed its presentation currency to US dollars from Canadian dollars. As a result, all dollar amounts in this news release are expressed in US dollars, unless otherwise noted.

“We have achieved another productive quarter with solid operational and financial results, and are confident that the Company will achieve our internal projected production target for the year. Our mission is to achieve shareholder value by focusing on organic growth which includes our expansion plans at the Avino mine in Mexico, with the addition of Mill Circuit 4, now approximately 75% complete. Additionally, we have drills turning at Avino, and a planned surface and underground drill program at the Bralorne Mine in British Columbia. The support and dedication of our teams in Mexico and Canada are greatly appreciated and instrumental to the success of our operations.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

THIRD QUARTER 2017 HIGHLIGHTS – IN $USD

•	Revenues of $8.4 million from the sale of concentrates

•	Mine operating income of $2.1 million

•	Net loss after taxes of $0.7 million or $(0.01) per share

•	Working capital of $20.2 million, an increase of 9% from the third quarter of 2016

•	Cash of $3.8 million and short term investments of $4.0 million at the end of the quarter

•	Produced 760,756 silver equivalent ounces¹, including 368,456 ounces of silver, 2,673 ounces of gold and 1,106,305 pounds of copper

•	Consolidated all-in sustaining cost (“AISC”)[2] was $11.25 per payable silver equivalent ounce

•	Average realized selling prices for silver and gold were US$16.81 and US$1,281 per ounce, respectively, and copper was US$6,292 per tonne

Avino Silver & Gold Mines Ltd. – November 8, 2017

Avino Reports Q3 2017 Financial Results

Overall Performance and Highlights

HIGHLIGHTS (Expressed in US$)	Third Quarter 2017	Third Quarter 2016	Change
Operating
Tonnes Milled	138,200	138,031	0%
Silver Ounces Produced	368,456	410,908	-10%
Gold Ounces Produced	2,673	1,813	47%
Copper Pounds Produced	1,106,305	1,045,091	6%
Silver Equivalent Ounces[1] Produced	760,756	649,831	17%
Concentrate Sales and Cash Costs
Silver Equivalent Ounces Sold[1,2]	582,303	608,795	-4%
Cash Cost per Silver Equivalent Ounce[2,3]	$9.74	$8.30	17%
All-in Sustaining Cost per Silver Equivalent Ounce[2,3]	$11.25	$10.60	6%
Average Realized Silver Price per Ounce	$16.81	$19.49	-14%
Average Realized Gold Price per Ounce	$1,281	$1,328	-4%
Average Realized Copper Price per Tonne	$6,292	$4,804	31%
Financial
Revenues	$8,435,743	$10,035,932	-16%
Mine Operating Income	$2,077,644	$4,501,114	-54%
Net Income (Loss)	$(715,774)	$847,263	-184%
Cash	$3,758,731	$11,365,451	-67%
Working Capital	$20,180,364	$18,558,511	9%
Shareholders
Earnings (Loss) per Share ("EPS") – Basic	$(0.01)	$0.02	N/A
Cash Flow per Share (YTD)[3] – Basic	$0.09	$0.10	-10%

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1.*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.45 oz Ag, $1,316 oz Au and $2.99 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

Financial Results

The Company generated revenues of $8.4 million during the third quarter of 2017; a 16% decrease compared to the third quarter of 2016. The decrease is a result of lower realized silver prices during the period compared to the third quarter of 2016.

Mine operating income was $2.1 million during the third quarter of 2017, which is a decrease of 54% from the comparable quarter of 2016. The decrease is mainly due to increased non-cash costs, such as depreciation and depletion at the San Gonzalo Mine.

During the third quarter of 2017, a net loss of $0.7 million or $(0.01) loss per share was realized compared to net income of $0.8 million or a $0.02 per share during the corresponding period of 2016. The decrease is mainly due to lower realized silver and gold prices and non cash expenses such as share based payments and depreciation and depletion expense.

Avino Silver & Gold Mines Ltd. – November 8, 2017

Avino Reports Q3 2017 Financial Results

Operational Results

Silver equivalent production for the third quarter of 2017 increased by 17% to 760,756 oz1 compared to 649,831 oz1 in the third quarter of 2016. Silver production for the third quarter of 2017 decreased 10% to 368,456 oz compared to 410,908 oz in the third quarter of 2016. Gold production for the third quarter of 2017 increased by 47% to 2,673 oz compared to 1,813 oz in the corresponding period of 2016. Copper production increased by 6% to 1,106,305 lbs compared to 1,045,091 lbs in the third quarter of 2016. Total mill feed processed during the third quarter of 2017 was 138,200 dry tonnes compared to 138,031 dry tonnes during the third quarter of 2016, an increase of 4%.

At the Avino Mine, silver equivalent ounces1 produced during the third quarter of 2017 totalled 542,846 compared to 396,397 during the third quarter of 2016, an increase of 37%. The higher production in silver equivalent ounces¹ is due to the higher production ounces in the gold and copper.

At the San Gonzalo Mine, silver equivalent ounces1 produced during the third quarter of 2017 totalled 217,910 representing a decrease of 14% compared to 253,434 in the third quarter of 2016 mainly due to the lower tonnage processed.

Costs and Capital Expenditures

Consolidated all-in sustaining cash costs per silver equivalent ounce1 during the third quarter of 2017 were $11.25 compared to $10.60 during the corresponding period of 2016, an increase of 6%.

All-in sustaining cash costs at San Gonzalo during the third quarter of 2017 were $12.91 per silver equivalent ounce1 compared to $8.66 during the third quarter of 2016, an increase of 49%. All-in sustaining cash costs at Avino during the third quarter of 2017 were $10.76, compared to $11.34 during the third quarter of 2016, a decrease of 5%.

Capital expenditures during the nine months ended September 30, 2017, were $8,717,491 compared to $9,933,504 for the corresponding period of 2016.

Capital expenditures in the current period relate to the Avino mine advancement, mining and production equipment (including Mill Circuit 4) to advance operations at the San Gonzalo, Avino, and Bralorne mines.

Bralorne Mine Update

On November 3, the Company received an approved Permit Amendment from the MEM (The Ministry of Energy, Mines and Petroleum Resources). The Permit Amendment provides a comprehensive and responsible permit which is an important step in the Company’s strategic plan to re-open the Bralorne Gold Mine. With the receipt of this modern permit the Company anticipates an easier and quicker transition to an amended permit that will allow for future expansion.

A surface and underground drill program is now being planned to update and increase the confidence in the resource base.

We continued to review strategic operating plans, and on July 10, 2017, we published a comprehensive news release outlining our plans which can be found on our website at the following link: http://www.avino.com/i/pdf/nr/2017-07-10_NR.pdf. Our proposed plan involves opening the mine at a higher throughput rather than our original plans to scale up the operations to reach the desired throughput level.

Avino Silver & Gold Mines Ltd. – November 8, 2017

Avino Reports Q3 2017 Financial Results

Shares Sold through the ATM Offering

Further to the Company’s press release dated August 4, 2017, the Company has placed through its US agent, Cantor Fitzgerald & Co. (the “Agent”) a total of 10,000 common shares at an average price of US$1.6737 per share during its recent third quarter ending September 30, 2017, and commencing from the effective date of the Prospectus Supplement dated August 4, 2017 (the “Prospectus Supplement”), filed for the Company’s at-the-market offering in the United States (“ATM Offering”). Gross proceeds of US$16,737 were raised.

The Prospectus Supplement was filed in the US pursuant to the terms of the Company’s registration statement on Form 10 (SEC File No. 333-214396) (the “Registration Statement”), and in each Province of Canada, except Quebec, pursuant to the base shelf prospectus dated November 10, 2016 (the “Base Shelf Prospectus”). The Prospectus Supplement, Registration Statement, and Base Shelf Prospectus can be viewed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, all of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call

Avino will be holding a conference call for analysts and investors on Thursday, November 9, 2017, at 8:00 am Pacific Standard Time (11:00 am Eastern Standard Time).

Conference Call Numbers:

•	Toll Free Canada & USA: 1-800-319-4610

•	Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call.

Participants should dial in 10 minutes prior to the conference. The conference call will be recorded and the replay will be available on the Company’s website within one hour following the conclusion of the call.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Jasman Yee, P.Eng, Avino director, and Avino’s Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, Avino Senior Mining Advisor. These individuals are qualified persons (“QP”) within the context of National Instrument 43-101. The respective QP’s have reviewed and approved all the applicable technical data in this press release.

Avino Silver & Gold Mines Ltd. – November 8, 2017

Avino Reports Q3 2017 Financial Results

Outlook

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged.

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate. The Company remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;
2.	Complete the Mill Circuit 4 expansion to increase Avino Mine production;
3.	Conduct a successful surface and underground drill program in 2017/18 to increase and improve confidence in our resource base at Bralorne;
4.	Continue mine expansion drilling and explore regional targets on the Avino property; and,
5.	Follow the recommendations made in the 2017 PEA on the oxide tailings resource at the Avino Mine and assess the potential for processing the oxide tailings resource.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Avino Silver & Gold Mines Ltd. – November 8, 2017

Avino Reports Q3 2017 Financial Results

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.